February 18, 2021

Confidential

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	David Gessert

Sandra Hunter Berkheimer

Re:	CNote Group, Inc.

Amendment No. 2 to

Offering Statement on Form 1-A

Filed January 28, 2021

File No. 024-11301

Dear Mr. Gessert and Ms. Berkheimer:

On behalf of CNote Group, Inc. (the “Company”), set forth below is the response of the Company to the comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated February 11, 2021, regarding Amendment No. 2 to the Company’s Offering Statement on Form 1-A (the “Offering Statement”) filed on January 28, 2021 (File No. 024-11301). For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Offering Statement.

Offering Circular dated August 26, 2020

General

1.	We note the automatic renewal feature of the CNote Notes. Please advise us whether the renewals are factored into the offering price limit of Rule 251(a)(2). If so, please also provide your analysis as to why you believe this offering is a continuous offering pursuant to Rule 251(d)(3), rather than a delayed offering, as the renewal CNote Notes will not be offered until at the maturity of the initial offering of CNote Notes.

If instead you intend to rely on an exemption from registration for the automatic renewals, please provide a detailed analysis as to the availability of the exemption.

Response: We will no longer have an automatic renewal feature and we have removed related disclosure on the cover page and pages 7, 23 and 27 of the Offering Statement.

2.	We note on page 25, and elsewhere, that you intend to close on investors’ commitments only after the "Closing Threshold" is reached and after you have a funding request from one of your CDFI borrowers. As you propose to not effect sales unless and until you have a funding request from a CDFI borrower, this offering appears to be an impermissible offering under Rule 251(d)(3)(i)(F). Please modify the proposed closing procedure to remove the closing contingency related to a funding request from a CDFI borrower.

U.S. Securities and Exchange Commission

February 18, 2021

Response: In response to the Staff’s comment, the Company has modified the proposed closing procedure to remove the closing contingency related to a funding request from a CDFI borrower on pages 2, 18 and 25 of the Offering Statement and in the Subscription Agreement attached as Exhibit 1A-3.1.

Offering Circular Summary

Our Solution, page 2

3.	We note your revised disclosure related to closings on pages 2, 18 and 24. Please revise to clarify what you mean by the statement "the Company will release the commitments to the investors for future investment" (emphasis added) if a closing has not occurred within thirty (30) days following the date a closing threshold is achieved.

Response: In response to the Staff’s comment 2 above, the Company has modified the proposed closing procedure to remove the closing contingency related to a funding request from a CDFI borrower, and therefore the statement "the Company will release the commitments to the investors for future investment" is no longer applicable. The statement has been removed from disclosure related to closings on pages 2, 18 and 25 of the Offering Statement and in the Subscription Agreement attached as Exhibit 1A-3.1.

The Offering

CNote Notes, page 7

4.	We note the revisions you made in response to comment 5 of our letter dated September 22, 2020. If true, please further revise to clarify that changes made to interest rates paid on CNote Notes sold under this offering circular, or any supplement thereto, will not fall outside of the specified range.

Response: We have revised the disclosure to reflect that changes made to interest rates paid on CNote Notes sold under this offering circular, or any supplement thereto, will not fall outside of the specified range, on pages 7, 23 and 27 of the Offering Statement.

Compensation of Directors and Executive Officers, page 35

5.	Please revise your disclosure to reflect information for your last full financial year, i.e., 2020. Refer to Item 11 of Form 1-A for guidance.

Response: We have revised the disclosure to reflect information for the fiscal year ended December 31, 2020.

Security Ownership of Management and Certain Securityholders, page 35

6.	Please revise your disclosure to reflect beneficial ownership of the latest most practicable date. Refer to Item 12 of Form 1-A for guidance.

Response: We have revised the disclosure to reflect information as of December 31, 2020.

U.S. Securities and Exchange Commission

February 18, 2021

If you have any questions regarding any of the responses in this letter, please contact me by phone at (312) 558-3722 or via e-mail at croupas@winston.com.

Respectfully submitted,

/s/ Christina T. Roupas

Christina T. Roupas
Partner
Winston & Strawn LLP